Ballard Power Systems Inc.

News Release

Ballard and Consortium Partners Awarded U.S. FTA Funding for Deployment of Fuel Cell Buses

For Immediate Release – September 10, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) and its consortium partners have received approximately $6.7 million in funding from the U.S. Federal Transit Administration (FTA) under the National Fuel Cell Bus Program for the deployment of two next-generation fuel cell buses as well as for extended operation of two existing Ballard-powered buses. The awards were announced by Peter Rogoff, Federal Transit Administrator during a public event held at BAE Systems offices in Endicott, New York.

Ballard will deliver its next-generation fuel cell power module – the FCvelocity®-HD7 – to BAE Systems for incorporation into its HybriDrive® propulsion system, with the final bus assembly to be completed by ElDorado National. Two FCvelocity®-HD7 power modules will be assembled in America and are expected to be delivered in 2014 in support of deployments with the Greater Cleveland Regional Transit Authority in Ohio and with Tompkins Consolidated Transit Authority in Ithaca, New York. The same bus platform is currently in operation with SunLine Transit Agency in Thousand Palms, California.

Paul Cass, Ballard Vice President of Operations said, “This FTA announcement will facilitate the introduction of our FCvelocity®-HD7 to the U.S. market. We are delighted to work with our consortium partners – BAE and ElDorado – as we continue building on the success of the current bus configuration.”

The FTA announcements also include funding to extend the operation of a Ballard-powered bus with Birmingham-Jefferson County Transit in Birmingham, Alabama and to test an existing ElDorado bus at the National Bus Testing Facility in Altoona, Pennsylvania. The programs are administered through the Center for Transportation and the Environment (CTE) and CALSTART, non-profit organizations focused on the implementation of clean transportation technology.

Ballard has provided fuel cell modules to the National Fuel Cell Bus Program multiple times since its 2006 inception. FTA funding has enabled improvements in reliability, performance and durability of the Company’s fuel cell power module, along with product cost reduction. As a result, Government and transit agencies benefit through deployment of zero-emission, clean energy transportation alternatives.

Ballard’s FCvelocity®-HD7 will feature a number of enhancements, including: reduced parts count; fewer moving parts; integrated air compressor and coolant pump; and lower parasitic load. The module will also utilize fuel cell stacks manufactured through a high volume, low cost process. The enhancements and manufacturing process will reduce capital and operating costs of the fuel cell module, making the total cost of ownership competitive with other zero emission technologies.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated shipments, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com